

February 24, 2015

<u>Via U.S. Mail</u>
David Flaxman, President
Gvura Corp.
Ul. Prof. Tsani Kalianjiev 14, ap 1
Varna, Bulgaria, 9000

> **Re: Gvura Corp.**
> **Registration Statement on Form S-1**
> **Filed January 27, 2015**
> **File No. 333-201711**

Dear Mr. Flaxman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It appears that you are a shell company: you have no or nominal operations and your assets consist solely of cash. Accordingly, revise the disclosure throughout your filing to state that you are a shell company. Please see Rule 405 of the Securities Act. Additionally, please disclose the consequences of your status as a shell company, including restrictions on your ability to use registration statements on Form S-8, limitations on the ability of your security holders to use Rule 144, and the potential for reduced liquidity or for outright illiquidity of your securities. Please also disclose your shell company status on your prospectus cover page and add a related risk factor.

2. Please include in your filing copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, whether or not they retain copies of the communications.

3. We note your statement on page 6 that you are not a blank check company, as defined in Rule 419 of the Securities Act. However, we note the following:

   - You disclose that you are a development stage company;

   - You disclose that you are issuing penny stock;

   - You have not commenced operations, and it is unclear whether you will be able to commence operations in the next 12 months;

   - You have a net loss of $691 as of November 30, 2014;

   - You generated no revenue to date; and

   - Your assets consist only of $5,003 in cash.

   Note that in adopting the release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419."

   Please provide a detailed analysis addressing each of the issues described above, explaining why you believe you are not a blank check company. Please also disclose whether you plan to merge with an unidentified company. Alternatively, revise your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

Prospectus Cover Page, page 1

4. Please identify yourself as an emerging growth company on the outside front cover page of the prospectus.

Prospectus Summary, page 4

Gvura Corp., page 4

5. On page 3 you disclose that you have no operations "other than the agreement with a game developer to start creating a mobile application." Your game development business is also disclosed elsewhere in your registration statement, including but not limited to your disclosure on page 7, where you disclose risks relating to your game business, and on page 14, where you provide disclosure regarding game development and marketing. However, elsewhere in the filing you disclose that you "are in the business of boats and motorcycles distribution in Europe." Please revise the filing, clarifying the nature of your business and clarifying whether you have begun operations.

6. We note your statement that, as of November 2014, you have an executed shipping agreement in place. Please explain, or revise your disclosure to clarify that you entered into the shipping agreement attached as Exhibit 10.1 to your registration statement on December 12, 2014, and that such agreement became effective on January 1, 2015.

7. You disclose that Gvura Corp Eood. is a 100% owned subsidiary, but on page 21 you indicate that you have no subsidiaries. Please revise. Note that any subsidiaries should also be listed in an exhibit. Please see Item 601(b)(21) of Regulation S-K.

The Offering, page 6

8. Please provide further details regarding the circumstances under which your board of directors shall determine to terminate this offering prior to one year from the date of this prospectus. In this regard, we also note your disclosure on page 15 that you intend to complete your public offering within 180 days after the effectiveness of your registration statement.

9. Please clarify that there is no guarantee that any funds will be raised from this offering.

Risks Factors, page 6

Risks Associated to our Business, page 7

10. Please add a risk factor discussing the going concern raised by the independent auditors.

11. It appears that Mr. Flaxman resides outside of the United States. Please add a risk factor disclosing that it may not be possible for investors to effect service of process within the United States upon such person or to enforce against such person judgments obtained in United States courts predicated upon the liability provisions of the United States securities laws. In this regard, we note your disclosure on page 21. Please also discuss any related risks associated with doing business in a foreign country.

Because Our Sole Officer and Director Has Outside Business Activities. . ., page 8

12. Please clarify whether Mr. Flaxman owes fiduciary duties to any companies or entities other than the company, and, if so, please disclose how such duties may impact your business and operations. In this regard, we note your disclosure that Mr. Flaxman "has been working in sales business and engaged in activities similar to those conducted by us." Please also clarify that Mr. Flaxman will be devoting limited time to your operations, along with any associated risks. In this regard, we note your disclosure on pages 15 and 23.

Risks Associated with this Offering, page 10

13. Please add a risk factor discussing dilution to investors in this offering and the associated risks and consequences.

14. Please include a risk factor stating that investors cannot withdraw funds once invested in this offering and that no provisions for escrow arrangements have been made. The risk factor should also include a discussion of associated risks and consequences.

Dilution, page 13

15. It appears that the offering proceeds used to compute pro forma net tangible book value per common share after the offering were not reduced to reflect estimated offering expenses. Please revise your dilution table to give effect to the estimated expenses of the offering.

16. Please disclose the increase in pro forma net tangible book value per common share after the offering for your current shareholder.

17. Please include a table comparing the public contribution under the proposed offering and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them as required by Item 506 of Regulation S-K.

18. We note that the amount of stockholder's equity disclosed in the paragraph below the table differs from the amount disclosed in the balance sheet on page 30. Please revise.

Management's Discussion and Analysis of Plan of Operation, page 13

19. Please provide the basis for your belief that it could take up to 180 days to launch your operations.

Liquidity and Capital Resources, page 16

20. Please revise your disclosure in the third paragraph to indicate that you cannot guarantee your ability to sell any shares in this offering.

21. We note your statement that the "amount of the offering will likely allow [you] to operate for at least one year." Please provide disclosure describing your rate of negative cash flow per month.

22. We note your statement that you anticipate that, "over the next 12 months the cost of being a reporting public company will be approximately $9,000." Please clarify whether the proceeds from this offering will be used for such costs and revise your disclosure as appropriate, including but not limited to the Use of Proceeds section.

Business Overview, page 18

Boats and Motorcycles Auctions, page 19

23. You disclose that the boat and motorcycle auctions you intend to use as your main acquisition source "can be found in most nations, but are often unknown to most people." You also state that in the United States the auctions "play a major role as a wholesale market for second-hand sales" and that "[t]here are many potential customers in Bulgaria who would like to buy [used boats and motorcycles]." Please provide your basis for these statements.

Boats and Motorcycles for Order and Consulting, page 19

24. Please explain how you plan to "check the technical condition" of boats and motorcycles before delivery.

Directors, Executive Officers, Promoter and Control Persons, page 22

25. Please revise your disclosure about Mr. Flaxman to include a brief narrative of the similar business in which he is involved and his role in such business. In this regard, we note your disclosure on page 8. Please also ensure that you have provided information regarding the specific experience, qualifications, attributes or skills of your director that led to the conclusion that he should serve as such. Please see Item 401(e) of Regulation S-K.

Conflicts of Interest, page 22

26. Please explain how your ability to "attract more venues to host [your] events" relates to your business plan and revise your disclosure accordingly.

Significant Employees, page 23

27. We note your statement that Mr. Flaxman plans to spend 15 hours per week on company matters. We also note your disclosure on page 15 that Mr. Flaxman plans to devote 20 hours per week to your business. Please revise your disclosure, as appropriate.

Plan of Distribution, page 24

28. Please file as an exhibit the form of subscription agreement you plan to use. Please see Item 601 of Regulation S-K.

Financial Statements, page 28

Notes to the Financial Statements, page 34

Note 1: Organization and Basis of Presentation, page 34

29. We note your disclosure in the fourth paragraph that the financial statements and related disclosures as of July 31, 2014 are audited pursuant to the rules and regulation of the United States Securities and Exchange Commission. However, the filing includes financial statements as of November 30, 2014 and for the period from inception, August 26, 2014 to November 30, 2014. Please revise your disclosure accordingly.

30. Please disclose the date of your fiscal year-end.

Report of Independent Registered Public Accountant, page 29

31. Please have your accountant correct the name of the Company in the first paragraph of the report.

Item 14. Indemnification of Director and Officers, page 39

32. Please state the general effect of any statute, including the laws of the state of Nevada, under which your controlling person, director, and officer is insured or indemnified in any manner against liability which he may incur in his capacity as such. Please see Item 702 of Regulation S-K.

Item 17. Undertakings, page 40

33. Please revise your undertakings in accordance with Item 512 of Regulation S-K.

Signature page, page 41

34. Please revise the signature page to your registration statement in accordance with Form S-1

Power of Attorney, page 41

35. Please clarify that David Flaxman is signing the registration statement as your Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer.

Exhibit Index, page 42

Exhibit 5.1

36. We note that the legal opinion is not dated, and does not reference a registration statement number or date of filing. Please have counsel date and revise the opinion to clearly reference the registration statement to which the opinion relates.

37. Please have counsel revise the legal opinion to remove the reference to a selling shareholder or revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact William H. Thompson, Accounting Branch Chief, at 202.551.3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202.551.3621 or Liz Walsh, Staff Attorney, at 202.551.3696 with any other questions.

            Sincerely,

            /s/ Elizabeth C. Walsh for

            Mara L. Ransom
            Assistant Director

cc: Joseph L. Pittera, Esq.